Dreyfus Premier
New York Municipal
Bond Fund

SEMIANNUAL REPORT May 31, 2007



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier New York Municipal Bond Fund, covering the six-month period from December 1, 2006, through May 31, 2007.

The U.S. economy continued to moderate during the reporting period as cooling housing markets took their toll on consumer and business spending. Labor markets, however, remained quite strong, and key measures of inflation have stayed stubbornly above the Federal Reserve's stated "comfort zone." Our economists believe that the anemic rate of U.S. economic growth recorded in the first quarter of 2007 should be the weakest reading of the current midcycle slowdown, and economic growth is likely to recover eventually to a near-trend pace.

The likely implications of our economic outlook include a long pause in Fed policy, a modest drop in 10-year Treasury bond yields (and consequent rise in price) and, in the absence of an as-yet unforeseen event, persistently tight yield spreads throughout the municipal bond market sectors. We expect these developments to produce both challenges and opportunities for fixed-income investors. As always, your financial advisor can help you position your investments for these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the reporting period of December 1, 2006, through May 31, 2007, as provided by Monica S. Wieboldt, Senior Portfolio Manager

Fund and Market Performance Overview

Strong performance among municipal bonds early in the period was offset in the spring of 2007 by heightened volatility stemming from economic and inflation concerns. The fund's returns lagged its benchmark, which contains bonds from many states, not just New York, and does not reflect fund fees and expenses in its results. In addition, the fund's Class A shares produced a return that approximated its Lipper category average return.

For the six-month period ended May 31, 2007, the fund achieved total returns of –0.02% for Class A shares, –0.27% for Class B shares and –0.39% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 0.30% for the same period.[2] In addition, the average total return for all funds reported in the Lipper New York Municipal Debt Funds category was –0.01%.[3]

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. The fund will invest at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. For additional yield, the fund may invest up to 30% of its assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

Early Market Rally Erased by Economic and Inflation Concerns

Short-term interest rates had stabilized and energy prices declined during the early part of the reporting period, supporting higher bond prices. Most of the market's strength was concentrated among longer-term bonds, leading to narrower yield differences along the market's maturity range.

However, slower U.S. economic growth and persistent inflationary caused the outlook for the Federal Reserve Board's (the "Fed") interest-rate policy to become murkier during the opening months of 2007, and market volatility increased. Volatility intensified in late February due to turmoil in overseas equity markets and the U.S. sub-prime mortgage sector. From March through April, unexpectedly robust labor markets, resurgent energy prices and comments from the Fed regarding the risk of inflation caused bond prices to fall, erasing the reporting period's previous gains.

On a national level, an increase in the supply of newly issued municipal bonds also contributed to heightened market volatility. Some states began to see tax receipts fall below budget estimates, in part because of the slowdown in housing and turmoil in the sub-prime mortgage market. The State of New York was not among them. In fact, the state legislature passed a relatively conservative budget for its next fiscal year, and the City of New York continued to benefit from generally strong business conditions in the financial services industry. These factors generally helped support New York municipal bond prices, cushioning the price decline in the market.

Income-Oriented Bonds Helped Drive Performance

The fund's relative performance benefited from its core holdings of income-oriented bonds, especially those with maturities of 25 years or less. Lower-rated bonds also fared well, including credits issued on behalf of airlines and private universities. New York city's bonds also held up well, as did higher-quality hospital bonds.

Fund Remains Positioned for Steady Fed Policy

With the economy slowing and inflation still above the Fed's comfort zone, we expect to see an increase in volatility and an upward trend in short-term interest rates. Therefore, until we are convinced that interest rates are close to peaking, we intend to maintain a focus on income-oriented issues. Of course, we remain prepared to adjust our strategies as market conditions change.

June 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain expenses by The Dreyfus Corporation pursuant to an agreement in effect until July 31, 2007, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged and geographically unrestricted total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier New York Municipal Bond Fund from December 1, 2006 to May 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.44	$ 6.92	$ 8.11
Ending value (after expenses)	$999.80	$997.30	$996.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.48	$ 6.99	$ 8.20
Ending value (after expenses)	$1,020.49	$1,018.00	$1,016.80

† Expenses are equal to the fund's annualized expense ratio of .89% for Class A, 1.39% for Class B and 1.63% for Class C; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

May 31, 2007 (Unaudited)

Long-Term Municipal Investments—105.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York—98.1%				
Dutchess County Industrial Development Agency, Civic Facility Revenue (Bard College Civic Facility)	5.00	8/1/22	775,000	803,729
Hempstead Industrial Development Agency, Civic Facility Revenue (Adelphi University Civic Facility)	5.00	10/1/30	1,565,000	1,623,734
Hempstead Industrial Development Agency, Civic Facility Revenue (Adelphi University Civic Facility)	5.00	10/1/35	1,500,000	1,554,180
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	6.00	5/1/29	1,370,000	1,410,607
Jefferson County Industrial Development Agency, SWDR (International Paper Company Project)	5.20	12/1/20	1,465,000	1,503,398
Long Island Power Authority, Electric System General Revenue	4.50	12/1/24	2,000,000	1,994,000
Long Island Power Authority, Electric System General Revenue	5.00	9/1/35	2,000,000	2,084,840
Long Island Power Authority, Electric System General Revenue (Insured; CIFG)	5.00	9/1/33	1,000,000	1,042,400
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.00	12/1/19	1,000,000	1,065,310
Metropolitan Transportation Authority, Revenue (Insured; AMBAC)	5.50	11/15/18	4,000,000	4,312,720
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	1/1/12	1,225,000 [a]	1,291,334
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	7/1/12	2,775,000 [a]	2,940,140
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	4,000,000	4,132,880

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City	6.75	2/1/09	140,000	146,842
New York City	6.75	2/1/09	1,860,000	1,945,988
New York City	5.00	11/1/19	2,000,000	2,099,040
New York City	5.38	12/1/20	1,000,000	1,050,650
New York City	5.00	8/1/21	2,000,000	2,096,140
New York City	5.50	8/1/21	2,000,000	2,149,400
New York City	5.00	8/1/22	2,000,000	2,102,700
New York City	5.25	8/15/24	2,420,000	2,571,008
New York City	5.00	4/1/30	2,500,000	2,597,500
New York City Housing Development Corporation, Capital Fund Program Revenue (New York City Housing Authority Program) (Insured; FGIC)	5.00	7/1/25	1,000,000	1,048,380
New York City Housing Development Corporation, MFHR (Collateralized: FHA and GNMA)	5.25	11/1/30	2,500,000	2,606,525
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.45	5/1/08	1,000,000 [a]	1,035,260
New York City Industrial Development Agency, Civic Facility Revenue (Vaughn College of Aeronautics and Technology Project)	5.25	12/1/36	820,000	831,324
New York City Industrial Development Agency, Civic Facility Revenue (YMCA of Greater New York Project)	5.00	8/1/36	3,000,000	3,110,340
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	2,000,000	2,111,860
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/46	2,000,000	2,088,960

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	1,000,000	1,157,300
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	1,200,000	1,468,452
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. Project)	6.90	8/1/24	1,000,000	1,010,000
New York City Industrial Development Agency, Special Facility Revenue (JetBlue Airways Corporation Project)	5.00	5/15/20	500,000	488,805
New York City Industrial Development Agency, Special Facility Revenue (JetBlue Airways Corporation Project)	5.13	5/15/30	500,000	488,705
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/18	1,000,000	1,077,890
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/24	2,000,000	2,146,900
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/36	2,000,000	2,105,240
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	5/15/10	450,000 [a]	482,035
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/25	1,205,000	1,268,781

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York Liberty Development Corporation, Revenue (Goldman Sachs Headquarters Issue)	5.25	10/1/35	2,500,000	2,783,375
New York Liberty Development Corporation, Revenue (National Sports Museum Project)	6.13	2/15/19	1,000,000	1,048,390
New York State Dormitory Authority, Catholic Health Services of Long Island Obligated Group Revenue (Saint Francis Hospital Project)	5.00	7/1/21	2,000,000	2,038,740
New York State Dormitory Authority, Insured Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/16	975,000	1,037,478
New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	1,000,000 [a]	1,063,900
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	2,000,000	2,117,400
New York State Dormitory Authority, Revenue (Consolidated City University System)	5.63	7/1/16	4,000,000	4,391,120
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; AMBAC)	5.75	7/1/09	3,000,000	3,084,660
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FGIC)	5.75	7/1/16	1,000,000	1,056,350
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FSA)	5.75	7/1/18	1,000,000	1,116,720
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/24	2,000,000	2,117,400

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/35	2,000,000	2,101,980
New York State Dormitory Authority, Revenue (Long Island University)	5.50	9/1/20	1,585,000	1,692,194
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center)	5.00	7/1/35	1,000,000	1,044,110
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.00	2/15/28	880,000	910,571
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/19	1,000,000	1,092,480
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	2,000,000	2,025,380
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/24	1,750,000	1,831,480
New York State Dormitory Authority, Revenue (New York State Department of Health)	5.00	7/1/14	2,000,000	2,116,560
New York State Dormitory Authority, Revenue (New York State Department of Health) (Insured; CIFG)	5.00	7/1/25	2,500,000	2,612,250
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/17	2,000,000	2,257,220
New York State Dormitory Authority, Revenue (University of Rochester)	5.00	7/1/34	2,870,000	2,964,911
New York State Dormitory Authority, South Nassau Communities HR (Winthrop South Nassau University Health System Obligated Group)	5.50	7/1/23	1,650,000	1,725,718

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	1,000,000 [a]	1,077,590
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.35	10/1/26	2,000,000	2,044,400
New York State Thruway Authority, Local Highway and Bridge Service Contract Bonds	5.75	4/1/09	2,000,000 [a]	2,090,800
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds	5.00	4/1/25	2,000,000	2,115,300
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds (Insured; AMBAC)	5.00	4/1/19	3,000,000 [b,c]	3,190,980
New York State Urban Development Corporation, State Personal Income Tax Revenue (State Facilities and Equipment) (Insured; FGIC)	5.50	3/15/13	2,450,000 [a]	2,655,849
Newburgh Industrial Development Agency, IDR (Bourne and Kenny Redevelopment Company LLC Project) (Guaranteed; SONYMA)	5.75	2/1/32	1,000,000	1,033,620
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.63	11/15/14	2,000,000	2,087,100
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.55	11/15/15	1,000,000	1,039,490
Niagara Frontier Transportation Authority, Airport Revenue (Buffalo Niagara International Airport) (Insured; MBIA)	5.63	4/1/29	2,000,000	2,074,560
Orange County Industrial Development Agency, Life Care Community Revenue (Glenn Arden Inc. Project)	5.63	1/1/18	1,000,000	1,021,900

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Port Authority of New York and New Jersey (Consolidated Bonds, 37th Series) (Insured; FSA)	5.50	7/15/18	3,000,000	3,250,440
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/23	2,000,000	2,107,980
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/31	1,000,000	1,047,200
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/36	1,000,000	1,044,290
Rensselaer County Industrial Development Agency, IDR (Albany International Corporation) (LOC; Bank of America)	7.55	6/1/07	1,500,000	1,500,000
Schenectady Industrial Development Agency, Civic Facility Revenue (Union College Project)	5.00	7/1/26	1,380,000	1,450,366
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jeffersons Ferry Project)	5.00	11/1/28	1,000,000	1,013,080
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/18	1,000,000	1,067,140
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/21	3,000,000	3,228,840
Triborough Bridge and Tunnel Authority, General Purpose Revenue	6.00	1/1/12	2,000,000	2,127,160
Triborough Bridge and Tunnel Authority, Subordinate Revenue (Insured; MBIA)	5.00	11/15/32	2,000,000	2,078,240

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)	6.00	6/1/08	1,000,000 [a]	1,041,410
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/45	1,200,000	1,222,068
U.S. Related—7.0%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	2,000,000 [a]	2,131,300
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	1,070,240
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/30	2,000,000	2,117,640
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.63	7/1/10	2,000,000 [a]	2,127,500
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.75	7/1/10	1,500,000 [a]	1,598,775
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/46	1,000,000	1,024,390
Virgin Islands Public Finance Authority, Refinery Facilities Senior Secured Revenue (HOVENSA Refinery)	4.70	7/1/22	1,000,000	999,210
Total Investments (cost $160,366,160)			**105.1%**	**164,954,542**
Liabilities, Less Cash and Receivables			**(5.1%)**	**(7,943,232)**
Net Assets			**100.0%**	**157,011,310**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, this security amounted to $3,190,980 or 2.0% of net assets.

c Collateral for floating rate borrowings.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	30.9
AA		Aa		AA	34.9
A		A		A	14.7
BBB		Baa		BBB	11.4
BB		Ba		BB	1.2
B		B		B	2.8
Not Rated[d]		Not Rated[d]		Not Rated[d]	4.1
					100.0

[†] *Based on total investments.*
[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	160,366,160	164,954,542
Interest receivable		2,690,150
Receivable for shares of Beneficial Interest subscribed		567,768
Prepaid expenses		34,282
		168,246,742
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		125,596
Cash overdraft due to Custodian		969,526
Payable for shares of Beneficial Interest redeemed		8,559,295
Payable for floating rate notes issued		1,500,000
Interest and related expenses payable		10,320
Accrued expenses		70,695
		11,235,432
Net Assets ($)		**157,011,310**
Composition of Net Assets ($):		
Paid-in capital		152,208,417
Accumulated distributions in excess of investment income–net		(234)
Accumulated net realized gain (loss) on investments		214,745
Accumulated net unrealized appreciation (depreciation) on investments		4,588,382
Net Assets ($)		**157,011,310**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	133,882,173	15,519,877	7,609,260
Shares Outstanding	9,192,960	1,065,736	522,501
Net Asset Value Per Share ($)	**14.56**	**14.56**	**14.56**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**3,976,242**
Expenses:	
Management fee–Note 3(a)	454,639
Shareholder servicing costs–Note 3(c)	245,651
Distribution fees–Note 3(b)	69,926
Interest and related expenses	29,525
Professional fees	28,020
Registration fees	16,187
Prospectus and shareholders' reports	13,059
Custodian fees	11,131
Trustees' fees and expenses–Note 3(d)	3,870
Loan commitment fees–Note 2	313
Miscellaneous	11,598
Total Expenses	**883,919**
Less–reduction in management fee due to undertaking–Note 3(a)	(81,531)
Net Expenses	**802,388**
Investment Income–Net	**3,173,854**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	275,688
Net unrealized appreciation (depreciation) on investments	(3,529,714)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,254,026)**
Net (Decrease) In Net Assets Resulting from Operations	**(80,172)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30, 2006
Operations ($):		
Investment income–net	3,173,854	6,398,063
Net realized gain (loss) on investments	275,688	453,515
Net unrealized appreciation (depreciation) on investments	(3,529,714)	3,182,055
Net Increase (Decrease) in Net Assets Resulting from Operations	**(80,172)**	**10,033,633**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,765,574)	(5,440,084)
Class B shares	(296,039)	(732,806)
Class C shares	(112,475)	(224,939)
Net realized gain on investments:		
Class A shares	(280,491)	(2,294,850)
Class B shares	(36,865)	(375,728)
Class C shares	(12,714)	(120,467)
Total Dividends	**(3,504,158)**	**(9,188,874)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	10,850,850	22,772,997
Class B shares	15,688	1,123,361
Class C shares	1,940,855	359,079
Dividends reinvested:		
Class A shares	2,356,968	5,769,052
Class B shares	210,113	674,959
Class C shares	95,202	271,937
Cost of shares redeemed:		
Class A shares	(18,888,860)	(31,667,880)
Class B shares	(3,727,652)	(7,162,346)
Class C shares	(830,863)	(1,651,994)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(7,977,699)**	**(9,510,835)**
Total Increase (Decrease) in Net Assets	**(11,562,029)**	**(8,666,076)**
Net Assets ($):		
Beginning of Period	168,573,339	177,239,415
End of Period	**157,011,310**	**168,573,339**
Undistributed investment income–net	(234)	–

	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30, 2006
Capital Share Transactions:		
Class A[a]		
Shares sold	736,329	1,555,518
Shares issued for dividends reinvested	160,428	394,588
Shares redeemed	(1,288,974)	(2,162,988)
Net Increase (Decrease) in Shares Outstanding	**(392,217)**	**(212,882)**
Class B[a]		
Shares sold	1,067	76,978
Shares issued for dividends reinvested	14,297	46,184
Shares redeemed	(252,871)	(490,082)
Net Increase (Decrease) in Shares Outstanding	**(237,507)**	**(366,920)**
Class C		
Shares sold	132,253	24,583
Shares issued for dividends reinvested	6,479	18,609
Shares redeemed	(56,581)	(113,200)
Net Increase (Decrease) in Shares Outstanding	**82,151**	**(70,008)**

[a] *During the period ended May 31, 2007, 137,493 Class B shares representing $2,030,962 were automatically converted to 137,480 Class A shares and during the period ended November 30, 2006, 172,910 Class B shares representing $2,520,335 were automatically converted to 172,867 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased or (decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	14.88	14.80	15.00	15.33	15.11	14.80
Investment Operations:						
Investment income−net[a]	.29	.57	.56	.58	.60	.67
Net realized and unrealized gain (loss) on investments	(.29)	.33	(.17)	(.17)	.30	.31
Total from Investment Operations	.00	.90	.39	.41	.90	.98
Distributions:						
Dividends from investment income−net	(.29)	(.58)	(.56)	(.58)	(.60)	(.67)
Dividends from net realized gain on investments	(.03)	(.24)	(.03)	(.16)	(.08)	–
Total Distributions	(.32)	(.82)	(.59)	(.74)	(.68)	(.67)
Net asset value, end of period	14.56	14.88	14.80	15.00	15.33	15.11
Total Return (%)[b]	(.02)[c]	6.25	2.58	2.71	6.11	6.76
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.98[d]	.98	.98[e]	1.00[e]	1.02[e]	1.09[e]
Ratio of net expenses to average net assets	.89[d]	.88	.96[e]	1.00[e]	1.02[e]	1.09[e]
Ratio of net investment income to average net assets	3.93[d]	3.94	3.70	3.81	3.94	4.49
Portfolio Turnover Rate	6.17[c]	30.45	52.26	21.53	44.33	24.22
Net Assets, end of period ($ x 1,000)	133,882	142,631	144,978	153,173	160,371	151,658

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
[e] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return.

See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	14.88	14.79	15.00	15.33	15.11	14.80
Investment Operations:						
Investment income—net[a]	.25	.50	.48	.50	.53	.59
Net realized and unrealized gain (loss) on investments	(.29)	.33	(.18)	(.17)	.29	.32
Total from Investment Operations	(.04)	.83	.30	.33	.82	.91
Distributions:						
Dividends from investment income—net	(.25)	(.50)	(.48)	(.50)	(.52)	(.60)
Dividends from net realized gain on investments	(.03)	(.24)	(.03)	(.16)	(.08)	–
Total Distributions	(.28)	(.74)	(.51)	(.66)	(.60)	(.60)
Net asset value, end of period	14.56	14.88	14.79	15.00	15.33	15.11
Total Return (%)[b]	(.27)[c]	5.71	2.06	2.18	5.57	6.23
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.50[d]	1.50	1.50[e]	1.51[e]	1.52[e]	1.59[e]
Ratio of net expenses to average net assets	1.39[d]	1.38	1.48[e]	1.51[e]	1.52[e]	1.59[e]
Ratio of net investment income to average net assets	3.42[d]	3.43	3.19	3.30	3.43	3.97
Portfolio Turnover Rate	6.17[c]	30.45	52.26	21.53	44.33	24.22
Net Assets, end of period ($ x 1,000)	15,520	19,390	24,710	30,960	39,155	39,763

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
[e] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return.

See notes to financial statements.

Class C Shares	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	14.88	14.80	15.00	15.33	15.11	14.81
Investment Operations:						
Investment income—net [a]	.23	.47	.44	.46	.48	.55
Net realized and unrealized gain (loss) on investments	(.29)	.32	(.17)	(.17)	.31	.31
Total from Investment Operations	(.06)	.79	.27	.29	.79	.86
Distributions:						
Dividends from investment income—net	(.23)	(.47)	(.44)	(.46)	(.49)	(.56)
Dividends from net realized gain on investments	(.03)	(.24)	(.03)	(.16)	(.08)	–
Total Distributions	(.26)	(.71)	(.47)	(.62)	(.57)	(.56)
Net asset value, end of period	14.56	14.88	14.80	15.00	15.33	15.11
Total Return (%) [b]	(.39)[c]	5.46	1.81	1.94	5.32	5.93
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.73[d]	1.74	1.73[e]	1.75[e]	1.77[e]	1.82[e]
Ratio of net expenses to average net assets	1.63[d]	1.63	1.71[e]	1.75[e]	1.77[e]	1.82[e]
Ratio of net investment income to average net assets	3.16[d]	3.19	2.95	3.06	3.16	3.71
Portfolio Turnover Rate	6.17[c]	30.45	52.26	21.53	44.33	24.22
Net Assets, end of period ($ x 1,000)	7,609	6,553	7,552	9,072	12,216	7,895

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
[e] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier New York Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal, New York state and New York city personal income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. Effective June 30, 2007, the Distributor will be known as MBSC Securities Corporation. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from these estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the

Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2006, were as follows: tax exempt income $6,397,829, ordinary income $122,759 and long term capital gain $2,668,286. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended May 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from December 1, 2006 through July 31, 2007, to waive receipt of its fees and/or assume the expenses of the fund so that the expenses, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees, Rule 12b-1 distribution plan fees and extraordinary expenses, do not exceed .85% of the value of the fund's average daily net assets. The reduction in management fees, pursuant to the undertaking, amounted to $81,531 during the period ended May 31, 2007.

During the period ended May 31, 2007, the Distributor retained $18,545 from commissions earned on sales of the fund's Class A shares and $14,640 and $972 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended May 31, 2007, Class B and Class C shares were charged $43,269 and $26,657, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended May 31, 2007, Class A, Class B and Class C shares were charged $176,134, $21,634 and $8,886, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2007, the fund was charged $21,154 pursuant to the transfer agency agreement.

During the period ended May 31, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $77,220, Rule 12b-1 distribution plan fees $11,433, shareholder services plan fees $35,100, chief compliance officer fees $3,748 and transfer agency per account fees $10,737, which are offset against an expense reimbursement currently in effect in the amount of $12,642.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2007, amounted to $11,845,968 and $10,276,281, respectively.

The fund may purchase floating rate notes. A floating rate note is a Municipal Bond or other debt obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate.

At May 31, 2007, accumulated net unrealized appreciation on investments was $4,588,382, consisting of $4,902,403 gross unrealized appreciation and $314,021 gross unrealized depreciation.

At May 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

For More Information

Dreyfus Premier
New York Municipal
Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: PSNYX   Class B: PRNBX   Class C: PNYCX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0021SA0507